Exhibit (a)(5)(c)

Chris Sheldon, Phd 1st Senior Vice President @ GSK | Business Development 9h After a bus week at #JPM2026, what a brilliant start to the year for GSK as we announce today the acquisition of RAPT Therapeutics! RAPT Therapeutics is a California-based biotech with an exciting potential best-in-class Phase IIb medicine, a monoclonal antibody, for protection against allergic and inflammatory immune response. In the US alone, food allergies affect around 17 million people and cost S families up to $33 billion in economic cost. The remains an area of significant unmet need. This deal reflects our focused Business Development strategy of bolt-on M&A to further strengthen our pipeline, in this case complementing our existing expertise in immunology and long-acting technologies. Congrats to all involved in this transaction over the Christmas & New Year period & we looking forward to working with the talented team at RAPT Therapeutics to progress this medicine for patients. #Partnering